SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                               SCHEDULE 14D-1
                             (FINAL AMENDMENT)
            TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                   OF THE SECURITIES EXCHANGE ACT OF 1934
                                    AND
                                SCHEDULE 13D
                             (AMENDMENT NO. 3)
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            JACKSON HEWITT INC.
                     (Name of subject company [Issuer])

                            HJ ACQUISITION CORP.
                            CENDANT CORPORATION
                                 (Bidders)

                        COMMON STOCK, $.02 PAR VALUE
                      (Title of Class and Securities)

                                468201-10-8
                   (CUSIP Number of Class of Securities)

                           JAMES E. BUCKMAN, ESQ.
                            CENDANT CORPORATION
                                6 SYLVAN WAY
                        PARSIPPANY, NEW JERSEY 07054
                               (973) 428-9700
          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)

                     (This filing contains no Exhibits)



                       SCHEDULES 14D-1 AND 13D

   CUSIP No. 468201-10-8
   _________________________________________________________________
   (1)  NAMES OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        HJ Acquisition Corp.
   _________________________________________________________________
   (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                         (a)  ( )
                                                         (b)  ( )
   _________________________________________________________________
   (3)  SEC USE ONLY

   _________________________________________________________________
   (4)  SOURCE OF FUNDS*

        AF
   _________________________________________________________________
   (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

   __________________________________________________________________
   (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

        Virginia
   _________________________________________________________________
                                   (7)  SOLE VOTING POWER
         NUMBER OF                      6,441,054
          SHARES                 ___________________________________
       BENEFICIALLY                (8)  SHARED VOTING POWER
         OWNED BY                       -0-
           EACH                  ___________________________________
         REPORTING                 (9)  SOLE DISPOSITIVE POWER
          PERSON                        6,441,054
           WITH                  ___________________________________
                                  (10)  SHARED DISPOSITIVE POWER
                                        -0-
   _________________________________________________________________
   (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        6,441,054
   _________________________________________________________________
   (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES*                                      (  )

   _________________________________________________________________
   (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        Approximately 95.6% of the Shares outstanding
   _________________________________________________________________
   (14) TYPE OF REPORTING PERSON*
        CO
   _________________________________________________________________



                       SCHEDULES 14D-1 AND 13D

   CUSIP No. 468201-10-8
   _________________________________________________________________
   (1)  NAMES OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        Cendant Corporation (successor by merger to HFS Incorporated)

   _________________________________________________________________
   (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                         (a)  ( )
                                                         (b)  ( )
   _________________________________________________________________
   (3)  SEC USE ONLY

   _________________________________________________________________
   (4)  SOURCE OF FUNDS*

        WC or BK
   _________________________________________________________________
   (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

   __________________________________________________________________
   (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
   _________________________________________________________________
                                   (7)  SOLE VOTING POWER
         NUMBER OF                      6,441,054
          SHARES                 ___________________________________
       BENEFICIALLY                (8)  SHARED VOTING POWER
         OWNED BY                       -0-
           EACH                  ___________________________________
         REPORTING                 (9)  SOLE DISPOSITIVE POWER
          PERSON                        6,441,054
           WITH                  ___________________________________
                                  (10)  SHARED DISPOSITIVE POWER
                                        -0-
   _________________________________________________________________
   (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        6,441,054
   _________________________________________________________________
   (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES*                                      (  )

   _________________________________________________________________
   (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        Approximately 95.6% of the Shares outstanding
   _________________________________________________________________
   (14) TYPE OF REPORTING PERSON*

        CO
   _________________________________________________________________



        This Amendment amends the combined Tender Offer Statement on
   Schedule 14D-1 and Statement on Schedule 13D initially filed on November 25, 1997 (as amended, the "Statement") by HFS Incorporated, a Delaware corporation (the "Parent"), and its wholly owned subsidiary HJ Acquisition Corp., a Virginia corporation (the "Purchaser"), relating to the Purchaser's tender offer for all of the outstanding shares of common stock, par value $.02 per share, of Jackson Hewitt Inc., a Virginia corporation. Cendant Corporation is the successor by merger to Parent. Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Statement.

   Item 6. Interest in Securities of the Subject Company.

        Item 6 is hereby amended to add the following:

        Following expiration of the Offer at 5:00 p.m., New York City
   Time, on January 5, 1998, the Purchaser accepted for payment all Shares validly tendered and not withdrawn pursuant to the Offer. The Purchaser has been informed by the Depositary that, after giving effect to tendering shareholders' compliance with the guaranteed delivery procedures, 6,441,054 Shares, representing approximately 95.6 percent of the outstanding Shares, were validly tendered and not withdrawn pursuant to the Offer.


                                 SIGNATURES

   After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

   Dated: January 9, 1998

                       HJ ACQUISITION CORP.

                       By:  /s/ James E. Buckman

                       Name: James E. Buckman
                       Title: Vice President and Secretary

                       CENDANT CORPORATION

                       By:  /s/ James E. Buckman

                       Name: James E. Buckman
                       Title: Senior Executive Vice President &
                              General Counsel